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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No.  )*

                              ORION FINANCIAL LTD.
                    ----------------------------------------
                                (Name of Issuer)

                            No Par Value Common Stock
                    ----------------------------------------
                         (Title of Class of Securities)

                                   68627L 10 3
                                ----------------
                                 (CUSIP Number)

                   Terry A. Hunter, 226 West Delaware Circle
                    Littleton, Colorado 80120 (303) 798-5512
         --------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   May 4, 1998
                ------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No. 68627L 10 3

  1.  NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Terry A. Hunter
  -------------------------------------------------------------------------
  2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
      (a) [ ]
      (b) [ ]
  -------------------------------------------------------------------------
  3.  SEC USE ONLY

  -------------------------------------------------------------------------
  4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)
      00
  -------------------------------------------------------------------------
  5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)  [  ]
  -------------------------------------------------------------------------
  6. CITIZENSHIP OR PLACE OF ORGANIZATION
     United States Citizen
  -------------------------------------------------------------------------
  NUMBER OF           7.  SOLE VOTING POWER
  SHARES                  4,044,998
  BENEFICIALLY          ----------------------------------------------------
  OWNED BY            8.  SHARED VOTING POWER
  EACH                    - 0 -
  REPORTING             ----------------------------------------------------
  PERSON
  WITH                9.  SOLE DISPOSITIVE POWER
                          4,044,998
                      ----------------------------------------------------

                      10. SHARED DISPOSITIVE POWER
                          - 0 -
  --------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,044,998
  -------------------------------------------------------------------------
  12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES (SEE INSTRUCTIONS)  [   ]
  -------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.97%
  --------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
  -------------------------------------------------------------------------

     ITEM 1. SECURITY AND ISSUER.

     This Schedule 13D relates to the no par value common stock ("Common Stock") of Orion Financial, Ltd. ("Issuer"). The Issuer's principal executive offices are located at 80 North Hoyt Street, Lakewood, Colorado 80226.

     ITEM 2. IDENTITY AND BACKGROUND.

          (a) Terry A. Hunter

          (b) The residence address of Mr. Hunter is 226 West Delaware Circle, Littleton, Colorado 80120.

          (c) The principal occupation of Mr. Hunter is President of the Issuer.

          (d) During the last five years, Mr. Hunter has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, Mr. Hunter has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction required to be reported hereunder.

          (f) Mr. Hunter is a United States citizen.

     ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER
               CONSIDERATION.

     Prior to May 4, 1998, Terry A. Hunter performed various services for the Issuer in connection with the transactions described in Item 4. In consideration therefor, a total of 4,044,998 shares of Common Stock were issued to Mr. Hunter and the Eleos Charitable Trust ("Trust") of which Mr. Hunter is the sole trustee. Mr. Hunter's wife and children are the beneficiaries of the Eleos Charitable Trust. Mr. Hunter has the sole voting and investment power over the 3,640,498.20 shares of Common Stock held by the Trust.

     ITEM 4. PURPOSE OF TRANSACTION.

     4,044,998 shares were issued for prior services rendered by Terry A. Hunter on behalf of the Issuer.

     On May 4, 1998, the Issuer accepted a series of subscription agreements, one of which was from Investment Management of America, Inc. ("IMA") pursuant to a "Binding Letter of Agreement" among IMA and the Issuer ("Agreement"). The Agreement required the Issuer to issue 4,548,786.80 shares of Common Stock to IMA, 9,257,635.90 shares of Common Stock each to Andrew M. Badolato and Gerald

C. Parker, who are affiliated with IMA, 2,383,564 shares of Common Stock to Christina A. Curry, and 341,159.20 shares of Common Stock each to C. Keith Byington and David E. Thuermer, for $35,000, that was paid on a pro rata basis out of personal funds from the individuals and out of corporate funds from IMA. As a result of this transaction, IMA and Messrs. Badolato and Parker own approximately 51.15% of the Issuer's outstanding Common Stock. Also, pursuant to the Agreement, Mr. Badolato and Mr. Parker have been appointed to the Board of Directors of the Issuer and Donald W. Diones resigned from the Board of Directors of the Issuer.

     Also on May 4, 1998, the Issuer accepted a series of subscription agreements, some of which were from several individuals residing in Kansas ("Kansas Group") who received a total of 1,000,000 shares of Common Stock in exchange for certain assets that the Kansas Group received from a now defunct corporation, Athletic Footwear, Inc. ("AFI"). Previous lenders to AFI also received 162,780 shares of Common Stock in exchange for the cancellation of certain loans in the amount of $47,700 that they had previously made to AFI. The assets included intellectual property, patents, copyrights, trademarks, general intangibles, all molds and lasts and any and all other intangible property of AFI. Prior to the transaction, there were no material relationships between the Kansas Group or the lenders and the Issuer or any of its affiliates, directors or officers or any associates of its directors or officers. Terry A. Hunter, who became the President of the Issuer, was the President of AFI. AFI's assets were used by AFI to develop, design and produce a line of children's athletic and casual shoes and will be used by the Issuer for the same purpose. The acquisition prices were arrived at as a result of negotiations between the parties.

     In connection with the change in control of the Issuer and the acquisition of the AFI assets mentioned above, the Issuer also entered into a Production and Inventory Dating Agreement with Asia Pacific Industries Development Group ("APIDG") pursuant to which the Issuer issued to APIDG 4,548,787 shares of Common Stock and an option to purchase 500,000 shares of Common Stock at an exercise price of $0.30 per share in exchange for inventory financing. Pursuant to the Production and Inventory Dating Agreement, the Issuer has agreed to order all shoe products that it will sell in the United States, People's Republic of China, Australia, Taiwan, Hong Kong, Thailand, Singapore, Indonesia, The Philippines, Malaysia, Vietnam and Laos from factories designated by APIDG.

     As a result of the above transactions, Dean H. Boedeker and William J. White, current directors of the Issuer, Donald W. Diones, a former director of the Issuer, and Edward O. Byrne have exercised options for 400,000 shares of Common Stock each at an exercise price of $0.03 per share.

     In addition, in exchange for his prior services to the Issuer, Mr. Hunter was entitled to receive 4,044,998 shares of Common Stock. Mr. Hunter directed that 3,640,498.20 shares be issued in the name of the Eleos Charitable Trust, the beneficiaries of which are Mr. Hunter's wife and children and of which Mr. Hunter is the sole trustee. Also, in exchange for their prior services to the Issuer, Roger R. Arthur, the Chief Executive Officer of the Issuer, received 1,754,167 shares of Common Stock and an option to purchase 500,000 shares of Common Stock at an exercise price of $0.30 per share, Ronald W. Cameron, who it is proposed will become the Vice President of Sales of the Issuer, received 302,385 shares of Common Stock, and Lloyd A. Frederickson, who it is proposed will become the Vice President of Finance of the Issuer, received 251,083 shares of Common Stock. Also, Dean H. Boedeker, William J. White, Gerald C. Parker, Andrew M. Badolato, Richard E. Flanigan and Antonio P. Gomes each received options to purchase 500,000 shares of Common Stock at an exercise price of $0.30 per share.

     Other than as described above and other than the plans of the Issuer to issue additional securities in one or more offerings, Terry A. Hunter does not have any plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

     (b)  an   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving the Issuer;

     (c) a sale or transfer of a material amount of assets of the Issuer;

     (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

     (j) any action similar to any of those enumerated above.

     ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date of this Schedule 13D, Terry A. Hunter beneficially owns 4,044,998 shares ("Shares") of Common Stock which constitute approximately 8.97% of the outstanding Common Stock of the Issuer.

     (b) Terry A. Hunter has sole voting and dispositive power over the Shares.

     (c) As described in Item 3 above, other than the issuance of the Shares to Terry A. Hunter and the Eleos Charitable Trust on May 4, 1998, there were no transactions in the Common Stock of the Issuer that were effected during the past 60 days by Terry A. Hunter.

     (d) No person other than Terry A. Hunter and the Eleos Charitable Trust is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None.

     ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1 - Agreement and Bill of Sale dated April 10, 1998.

          Exhibit 2 - Assumption Agreement dated April 10, 1998.

          Exhibit 3 - Production and Inventory  Dating Agreement dated April 10,
                      1998, as amended on April 30, 1998.

          Exhibit 4 - Binding  Letter of  Agreement  dated  April 23,  1998,  as amended on April 30, 1998.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        /s/ Terry A. Hunter
Date:  May 12, 1998                     ---------------------------------------
                                        Terry A. Hunter